# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dutch Bros Inc., CIK 0001866581
CUSIP: 26701L100
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1930 W. Rio Salado Pkwy, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001883154

## Reporting persons
- Travis Boersma: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 53,226,099; shared voting power 0; sole dispositive power 53,226,099; shared dispositive power 0; aggregate amount beneficially owned 53,226,099 (30.4% of the class)
  Comment: For additional information regarding rows 5 through 11, see Exhibit 99.1 hereto.
- DMI Holdco, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 713,760; shared voting power 0; sole dispositive power 713,760; shared dispositive power 0; aggregate amount beneficially owned 713,760 (0.6% of the class)
  Comment: For additional information regarding rows 5 through 11, see Exhibit 99.1 hereto.
- DM Trust Aggregator, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 32,238,083; shared voting power 0; sole dispositive power 32,238,083; shared dispositive power 0; aggregate amount beneficially owned 32,238,083 (20.7% of the class)
  Comment: For additional information regarding rows 5 through 11, see Exhibit 99.1 hereto.
- DM Individual Aggregator, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 20,274,256; shared voting power 0; sole dispositive power 20,274,256; shared dispositive power 0; aggregate amount beneficially owned 20,274,256 (14% of the class)
  Comment: For additional information regarding rows 5 through 11, see Exhibit 99.1 hereto.

## Item 1. Issuer
Name of issuer: Dutch Bros Inc.
Address of issuer's principal executive offices: 1930 W. Rio Salado Pkwy, Tempe, AZ, 85281

## Item 2. Person Filing
Name of person filing: The persons filing this statement are Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC. Together, Travis Boersma, DM Trust Aggregator, LLC, DM Individual Aggregator, LLC, and DMI Holdco, LLC are the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Dutch Bros Inc.
1930 W. Rio Salado Pkwy
Tempe, Arizona 85281
Citizenship:
Travis Boersma is a United States citizen.
DM Trust Aggregator, LLC is a Delaware limited liability company.
DM Individual Aggregator, LLC is a Delaware limited liability company.
DMI Holdco, LLC, is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Exhibit 99.1 hereto.
Percent of class: See Exhibit 99.1 hereto.
Sole power to vote or to direct the vote: See Exhibit 99.1 hereto.
Shared power to vote or to direct the vote: See Exhibit 99.1 hereto.
Sole power to dispose or to direct the disposition: See Exhibit 99.1 hereto.
Shared power to dispose or to direct the disposition: See Exhibit 99.1 hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Additional Information

Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed with the SEC by the Reporting Persons on February 11, 2022)

Power of Attorney (incorporated herein by reference to Exhibit 99.2 to the Schedule 13G/A filed with the SEC by the Reporting Persons on February 14, 2024)

## Signatures
- Travis Boersma: /s/ Thomas P. Conaghan, Attorney-in-Fact, Travis Boersma (08/11/2025)
- DMI Holdco, LLC: /s/ Thomas P. Conaghan, Thomas P. Conaghan/Attorney-in-Fact for Travis Boersma, Manager (08/11/2025)
- DM Trust Aggregator, LLC: /s/ Thomas P. Conaghan, Thomas P. Conaghan/Attorney-in-Fact for Travis Boersma, Manager (08/11/2025)
- DM Individual Aggregator, LLC: /s/ Thomas P. Conaghan, Thomas P. Conaghan/Attorney-in-Fact for Travis Boersma, Manager (08/11/2025)